Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Hortonworks, Merger Sub and Cloudera.

The following are excerpts from a press release, dated November 8, 2018, announcing the financial results of Hortonworks for the quarter ended September 30, 2018:

“‘In October, we announced a merger of equals with Cloudera to create the world’s leading next-generation data platform and deliver the industry’s first enterprise data cloud,” continued Mr. Bearden. “This transaction will hasten market development and produce substantial benefit for customers, partners and the open source community. Together, we will be able to expand our customer reach and capitalize on market opportunities, as we accelerate innovation for IoT, streaming, hybrid cloud, data management, data warehousing and AI. As we prepare for the integration of both companies, we remain committed to sustaining the healthy momentum we have been seeing in 2018 and carrying it into 2019.’”

“Cloudera and Hortonworks Announce Merger to Create World’s Leading Next Generation Data Platform and Deliver Industry’s First Enterprise Data Cloud. In October, we jointly announced with Cloudera that we have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals. The transaction will create the world’s leading next generation data platform provider, spanning multi-cloud, on-premises and the edge and establish the industry standard for hybrid cloud data management, accelerating customer adoption, community development and partner engagement. The companies expect to complete the transaction during the first quarter of calendar year 2019.”

The following are excerpts from Hortonworks’ prepared remarks, dated November 8, 2018, regarding its financial results for the quarter ended September 30, 2018:

Rob Bearden, Chairman, President and Chief Executive Officer of Hortonworks

“And finally, last month, we announced a merger of equals with Cloudera, which will deliver the industry’s first enterprise data cloud. This combination will create the world’s leading next-generation data platform provider, and we are excited about the growth potential that the combined company will have in the coming years. We are also encouraged by the positive feedback we have received from our customers, partners and shareholders regarding the merger, which we expect to close in the first quarter of 2019. As we prepare for the integration of our organizations, the entire Hortonworks team remains focused on delivering the highest quality support to our customers. We look forward to expanding our customer reach and capitalizing on market opportunities, as we accelerate innovation for internet of things, streaming, hybrid cloud, data management, data warehousing and artificial intelligence (AI).”

“With these achievements in mind, we are confident that the combination of Cloudera and Hortonworks will position us for success, as we continue to enable the modern data architecture from the edge to AI in a hybrid cloud environment. I also believe that the combined company can become one of the most important data management companies in the next twenty years. I look forward to supporting the team moving forward.”

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form

10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera and Hortonworks, Cloudera has filed a registration statement on Form S-4 (File No. 333-228155), which contains a preliminary joint proxy statement/prospectus of Cloudera and Hortonworks, and each party will file other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, as well as other documents containing important information about Cloudera and Hortonworks through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.